April 19, 2013

via edgar

Mr. Justin Dobbie, Legal Branch Chief Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Schedule 13E-3

Filed March 15, 2013

File No. 005-81392

Preliminary Proxy Statement on Schedule 14A Filed March 15, 2013

File No. 001-33593

Dear Mr. Dobbie:

On behalf of Zhongpin Inc., a company organized under the laws of the State of Delaware (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of April 11, 2013 with respect to the Schedule 13E-3, File No. 005-81392 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A, File No. 001-33593 (the “Proxy Statement”), filed on March 15, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, Jinqiao Investments Limited, Golden Bridge Holdings Limited, Golden Bridge Merger Sub, China Wealth Growth Fund I. L.P, Mr. Xianfu Zhu, Mr. Baoke Ben or Mr. Chaoyang Lu, such response is included in this letter based on information provided to us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) and a Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). In addition, a marked copy of Amendment No. 1 and the Revised Proxy Statement indicating changes to the Schedule 13E-3 and the Proxy Statement, respectively is being provided to the Staff by mail.

* * *

Schedule 13E-3

1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We note that three of the Rollover Investors, Mr. Qinghe Wang, Mr. Shuichi Si and Ms. Juanjuan Wang, are stockholders of the company and appear to be employed by and shareholders of Henan Zhongpin Food Share Co. Ltd., your primary operating subsidiary in the PRC. We also note the statement on page 69 of your preliminary proxy statement that all Rollover Investors are members of the company’s management. Please explain to us why these three Rollover Investors are not affiliates engaged in the going private transaction.

We respectfully advise the Staff that, after careful consideration of Rule 13e-3, we do not believe that the three Rollover Investors, namely Mr. Qinghe Wang, Mr. Shuichi Si and Ms. Juanjuan Wang, fall within the definition of “affiliates” of the Company engaged in a Rule 13e-3 transaction.

We note that under the Staff guidance in Section II.D.3. of the Current Issues and Rulemaking Projects dated November 14, 2000 (the “Current Issues Report”), the Commission indicated that the affiliate status necessarily turns on all relevant facts and circumstances of a particular transaction.

Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. As disclosed in the Company's latest 10-K as filed with the Commission on March 18, 2013, none of the three Rollover Investors identified in the Staff’s command currently serves as an executive officer of the Company or a member of the Company’s Board of directors or owns any significant amount of equity interest in the Company. Mr. Qinghe Wang currently serves as an engineer of Henan Zhongpin and owns a 0.07% interest in Henan Zhongpin. Mr. Shuichi Si currently serves as a veterinarian of Henan Zhongpin and owns a 0.06% interest in Henan Zhongpin. Ms. Juanjuan Wang currently serves as the Director of Human Resource Department of Henan Zhongpin and owns a 0.05% interest of Henan Zhongpin. None of these three Rollover Investors has the ability, directly or indirectly, to direct or cause the direction of the management and policies of the Company. For the foregoing reasons, we respectfully advise the Staff that Mr. Qinghe Wang, Mr. Shuichi Si and Ms. Juanjuan Wang are not affiliates of the Company as defined in Rule 13e-3.

Introduction, page 1

2.	We note the statement that “[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

The introduction section of the Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 2 of Amendment No. 1.

3.	Please revise the last paragraph in this section to remove any indication that the filing does not constitute an admission by any Filing Person that it is an affiliate of Zhongpin Inc. The identification of a filing person on Schedule 13E-3 renders such a disclaimer inappropriate.

The introduction section of the Schedule 13E-3 has been revised to reflect the Staff’s comment. Please refer to page 2 of Amendment No. 1.

Schedule 14A

General

4.	Please mark your form of proxy “Preliminary Copy,” as required by Rule 14a-6(e)(1). It also appears that the three voting options for the first proposal on the form of proxy are inconsistent with the matter being voted upon. Please revise accordingly.

The form of proxy has been revised accordingly to reflect the Staff’s comment. Please refer to revised form of proxy included at the end of the Revised Proxy Statement.

5.	We note the statement on page 38 regarding “the risk that the proposed merger will not occur if the financing contemplated by the financing commitments, described under the caption ‘Special Factors—Financing of the Merger,’ is not obtained.” Based on this statement, it appears that the acquiror’s financing may not be assured. Please revise to furnish the financial information for the acquiror pursuant to Instruction 2(a) to Item 14 of Schedule 14A or provide us your analysis as to why this is not required. To the extent you believe that financing is assured, please explain why the special committee and the board considered financing to be a risk.

We respectfully advise the Staff that the special committee believes that the financing from the buyer group is assured as they have obtained a fully executed facility agreement and equity commitment letter from the proposed debt and equity financing sources, respectively. As a result, the statement on page 38 has been revised to remove the reference to the financing commitments and consequently the financial information of the acquirer has not been included in the Revised Proxy Statement.

6.	It does not appear that you have provided disclosure pursuant to Item 1011(b) of Regulation M-A and Item 402(t) of Regulation S-K. Please provide us your basis for this omission or revise accordingly.

The Company does not have any arrangements or understandings with its named executive officers concerning any type of compensation that is based on or otherwise relates to the merger except for the receipt of the per share merger consideration upon consummation of the merger with respect to on Company options with a strike price per share of Company common stock less than the per share merger consideration. Therefore, we respectfully advise the Staff that the disclosure pursuant to Item 1011(b) of Regulation M-A and Item 402(t) of Regulation S-K is not required and we have added disclosure to the Proxy Statement to reflect these facts. Please refer to page 67 of the Revised Proxy Statement.

7.	We note the disclaimer on pages 5 and 40 that the summary of Cowen’s opinion is qualified in its entirety by reference to the full text of the opinion. Please revise to remove the implication that the summary is not complete. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. The same comment applies with respect to the summary of Duff & Phelps’ opinion (page 50), the summary of the material terms and provisions of the merger agreement (pages 15 and 79), the description of the law pertaining to appraisal rights (page 97), and, more generally, disclosure in the proxy statement or in any document incorporated by reference in the proxy statement regarding the contents of any contract or other document (page 103).

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 5, 15, 40, 50, 79, 97 and 103.

Summary Term Sheet, page 1

8.	Please revise your summary term sheet on page 4 to disclose that Jinqiao Investments Limited has determined that the merger is fair to the unaffiliated stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Proxy Statement.

9.	Please revise the summary term sheet to address the fact that Barclays was not in a position to render an opinion as to the fairness of the consideration at $13.50 per share and, if true, at $13.75 per share, that the special committee and the board approved the entry into the merger agreement prior to receiving a fairness opinion, and that Company A had offered $15.00 per share.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 10 of the Revised Proxy Statement.

10.	Please revise the summary term sheet to describe the interests of officers and directors of the issuer and whether they will receive any benefits, including continuing positions in management, continuing equity ownership after the merger, cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 6 of the Revised Proxy Statement.

Purposes and Effects of the Merger, page 4

11.	Please revise the summary term sheet to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 5 of the Revised Proxy Statement.

Appraisal Rights, page 9

12.	We note that security holders must not vote in favor of adoption of the merger agreement in order to demand appraisal rights. Please revise, here and on page 78, to indicate whether a security holder’s failure to vote against the merger will constitute a waiver of her appraisal rights and whether a vote against the merger will be deemed to satisfy any notice requirements under Delaware law. Refer to Instruction 1 to Item 3 of Schedule 14A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 9 of the Revised Proxy Statement.

Special Factors, page 15

13.	Please describe the purpose of the Rule 13e-3 transaction for Zhongpin. Refer to Item 1013(a) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 19 of the Revised Proxy Statement.

Management and Board of Directors of the Surviving Corporation, page 19

14.	We note your disclosure that the board of directors of the surviving corporation will consist of the directors of Merger Sub. Please identify the directors of Merger Sub. Also, disclose in greater detail the discussions between the parties concerning the proposed management and board structure for the surviving corporation, aside from the role of the Chairman.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 19 of the Revised Proxy Statement. Additionally, the Company respectfully advises the Staff that the parties did not have any substantive discussions concerning the proposed management and board structure for the surviving corporation. It has been the parties mutual understanding that there will not be any significant change to the management of the surviving corporation as a result of the transactions contemplated by the merger agreement, including the merger.

Background of the Merger, page 20

15.	Please revise the second paragraph on page 20 to explain why the Chairman did not express interest in either potential transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Proxy Statement.

16.	Please revise the third paragraph on page 20 to briefly explain the nature of the research reports “attacking the Company.”

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Proxy Statement.

17.	Please define the term “CDB” as the China Development Bank at its first use.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 21, 41 and 65 of the Revised Proxy Statement.

18.	We note in the first paragraph on page 26 that on November 2, 2012, Barclays presented a “preliminary valuation analysis” to the special committee. We also note the statement on page 30 that the special committee considered the information in this analysis as a basis for its conclusion that the offer was fair to the company’s unaffiliated stockholders and the statement on page 35 that the special committee and the board considered the information in this analysis a material factor in support of its decision to enter into the merger agreement. As it appears that this is a report that is materially related to the Rule 13e-3 transaction, please provide a summary of the report pursuant to Item 1015(b)(6) of Regulation M-A. In addition, please file a copy of the report as an exhibit to the Schedule 13E-3 pursuant to Item 1016 of Regulation M-A. For guidance, see In the Matter of Meyers Parking System, Inc., SEC Release No. 34-26069 (September 12, 1988), and Question 117.06 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 26 of the Revised Proxy Statement. The preliminary valuation analysis of Barclays dated November 2, 2012 has been filed as exhibit (c)-(5) to the Schedule 13E-3. Please refer to exhibit (c)-(5) of Amendment No. 1.

19.	Please revise the last sentence on page 29 to clarify, if true, that Barclays was not in a position to render an opinion as to the fairness at a price of $13.75 per share.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 29 of the Revised Proxy Statement.

20.	Please revise the second paragraph on page 30 to state the reason that Barclays terminated its engagement as financial advisor to the special committee.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 30 of the Revised Proxy Statement.

21.	We note that Company A offered a higher price of $15 per share. Please revise to briefly describe the type of business conducted by Company A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 10 of the Revised Proxy Statement.

Recommendation of Our Board of Directors and Special Committee, page 33

22.	Please refer to the disclosure on page 38. With a view to revised disclosure, please explain to us why the special committee and the board did not consider the following as countervailing factors: the fact that Barclays was unable to render a fairness opinion at $13.50 per share, or, if true, at $13.75 per share, that Company A had offered $15.00 per share, that the Chairman was unwilling to sell his shares to a third party, and that the Chairman was uninterested in engaging in discussions with any other person regarding its participation in financing.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 38 of the Revised Proxy Statement.

23.	Refer to the following sentence on page 39: “The foregoing discussion of the factors considered by the special committee and the Board is not intended to be exhaustive, but rather includes all of the principal factors considered by the special committee and the Board.” A similar statement appears at the top of page 40. Please revise your filing to disclose all material factors considered by each filing person.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 39 and 40 of the Revised Proxy Statement.

Opinion of Cowen and Company (Asia) Limited, page 40

24.	We note that the discussion materials indicate that they are intended “solely” or “exclusively” for the benefit and use of the Special Committee and the board of Directors of the Company in their consideration of the merger. Please delete this limitation, as it is inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Cowen’s belief that shareholders may not rely upon the analysis to support any claims against Cowen arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a defense will have no effect on the rights and responsibilities of either Cowen or the board of directors under the federal securities laws. The same comment applies with respect to the limitations in the Duff & Phelps discussion materials filed as Exhibit (c)-(4) to the Schedule 13E-3.

The Discussion Materials in Exhibits (c)-(2) and (c)-(4) have been revised to reflect the Staff’s comment. Please refer to pages ii and 2 of Exhibits (c)-(2) and (c)-(4), respectively.

25.	Please disclose whether Cowen and Duff & Phelps have consented to the inclusion of their analyses as exhibits to the Schedule 13E-3.

Both Cowen and Duff & Phelps have consented to the inclusion of their analyses as exhibits.

26.	Please revise to describe how the results of each method of analysis support the fairness opinion.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 42, 43, 45 and 46 of the Revised Proxy Statement.

Analysis of Premiums in Selected Transactions, page 42

27.	Please revise to identify the 24 transactions selected for analysis.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 42 of the Revised Proxy Statement.

28.	Please tell us whether any additional transactions that fit the criteria were not used and, if so, why not. Please also apply this comment to Cowen’s Analysis of Selected Transactions and Duff & Phelps’ Premiums Paid Analysis.

With respect to Cowen’s Analysis of Selected Transactions, the Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 42 of the Revised Proxy Statement.

We respectfully advise the Staff that there was no subset or group of transactions that fit Duff & Phelps’ criteria and that were excluded from the Duff & Phelps Premiums Paid Analysis.

Analysis of Selected Transactions, page 43

29.	Please revise to state the date of each transaction.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 43 of the Revised Proxy Statement.

30.	Please revise to disclose the underlying data used in the analysis including the enterprise values, the EBITDA information, the equity values, the net income amounts, the multiples derived for the selected companies and for Zhongpin, and the range of selected multiples used in the analysis.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 43 of the Revised Proxy Statement.

Analysis of Selected Public Companies, page 44

31.	Please revise to disclose the underlying data, and ratios used in the analysis, including the estimated revenue growth, EBITDA margins, net margins, enterprise value, EBITDA, price/earnings ratios, Zhongpin’s estimates and information, and the range of selected multiples or ratios used in the analysis.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 44 of the Revised Proxy Statement.

Discounted Cash Flow Analysis, page 46

32.	Please identify the companies that Cowen selected for comparative purposes in estimating discount rates and terminal multiples of EBITDA, as well as the criteria for selecting those companies. Please revise to disclose the underlying data that resulted in the implied range of $9.10 to $17.91 per share.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 46 of the Revised Proxy Statement.

Leveraged Buyout Analysis, page 46

33.	Please revise to disclose the underlying data used in the analysis, the resulting values, and the reasons for using the particular range, ratio, and multiple used in the analysis.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 46 of the Revised Proxy Statement.

34.	Please revise to quantify any compensation received or to be received by Cowen and its affiliates, including the compensation that Cowen received in connection with the public offering in 2011. Refer to Item 1015(b)(4) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 47 of the Revised Proxy Statement.

Opinion of Duff & Phelps Securities, LLC, page 47

35.	Please revise to state any limitations that you and/or the special committee placed on the scope of Duff & Phelps’ analysis and opinion.

We respectfully advise the Staff that the special committee did not place specific limitations on the scope of Duff & Phelps’ analysis and opinion. The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 47 of the Revised Proxy Statement.

Discounted Cash Flow Analysis, page 51

36.	Please revise to disclose the underlying data that resulted in the range of implied values of $12.98 to $15.65 per share.

The Proxy Statement has been revised to address the Staff’s comment. Please refer to page 51 of the Revised Proxy Statement.

Summary of Selected Public Companies/ M&A Transactions Analyses, page 55

37.	Please consider revising to present separately the summary of the selected companies analysis and the summary of the M&A transactions analysis. Please revise to disclose the underlying data that resulted in the range of implied values of $13 to $15.48 per share.

We respectfully advise the Staff that Duff & Phelps did not separately estimate the Company’s enterprise value using selected public companies and M&A transactions. Further, as stated in page 5 of the Revised Proxy Statement and in the discussions materials which are included as Exhibit (c)-(4) to the Schedule 13E-3 “Duff & Phelps noted that while it reviewed the selected M&A transactions, it did not select valuation multiples for the Company based on the Selected M&A Transactions Analysis.” With respect to the underlying data that resulted in the range of implied values, the Proxy Statement has been revised to address the Staff’s comment. Please refer to page 55 of the Revised Proxy Statement.

Premiums Paid Analysis, page 55

38.	Please revise to identify the transactions that were analyzed.

We respectfully advise the Staff that the list of transactions analyzed by Duff & Phelps numbers over 400 (as noted on slide 29 of Exhibit (c)-(4) to the Schedule 13E-3). Consequently, we respectfully advise the Staff that we do not believe that including such a list would be helpful to stockholders.

39.	We note the last sentence of this section does not include the premium paid over the stock prices one-week and one-month prior to the announcement of the transaction. Please disclose this information or explain why you have not included it.

The Proxy Statement has been revised to address the Staff’s comment. Please refer to page 55 of the Revised Proxy Statement.

Purposes and Reasons of China Wealth, Holdco, Parent, Merger Sub and the Rollover

 Investors for the Merger, page 57

40.	Please revise to describe each filing person’s reasons for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the company’s operating history. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Revised Proxy Statement.

Positions of China Wealth, Holdco, Parent, Merger Sub and the Rollover, page 57

41.	Refer to the second paragraph on page 58, where China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors state that the merger is fair based in part on a reference to the factors considered by the special committee and the company’s board of directors discussed in the section beginning on page 33. China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors must describe how they considered and analyzed those factors, or alternatively must adopt the analysis of the special committee and the board as described in the referenced section. Please revise. See Q & A No. 20 in SEC Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Revised Proxy Statement.

42.	Please remove the statement on page 59 that the terms of the merger agreement “were the result of arm’s-length negotiations.” Such a characterization is inappropriate in a transaction with affiliates. Please also remove the similar statement from page 69.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 69 of the Revised Proxy Statement.

Certain Effects of the Merger, page 60

43.	Please revise to discuss here, or in the tax consequences section, the tax effects to each filing party on the Schedule 13E-3. Refer to Item 1013(d) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 72 of the Revised Proxy Statement.

Alternatives to Merger, page 61

44.	We note that you describe the board’s consideration of other buyers. Please describe each alternative to accomplish the going private purpose considered by the issuer or the other filing persons and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A. Please include a discussion of the alternative of continuing as a public company and the reasons for rejecting it as an alternative.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 62 of the Revised Proxy Statement. We respectfully advise the Staff the standalone alternative and the reasons for rejecting it as an alternative are disclosed on pages 34, 35 and 61 of the Revised Proxy Statement.

Prospective Financial Information, page 63

45.	It appears that the financial projections on page 63 are the October Management Projections. If true, please revise to clarify. Please also include the May Management Projections, and the Wall Street Projections or explain why you have not included them.

The Proxy Statement has been revised to reflect the Staff’s comment with respect to the identification of the October Management Projections and the inclusion of the May Management Projections. Please refer to pages 63 and 64 of the Revised Proxy Statement. We respectfully advise the Staff that we have not included the Wall Street Projections because they were not prepared by or adopted by the Company or reviewed by the special committee or the Board of directors.

Material United States Federal Income Tax Consequences, page 70

Non-U.S. Holders, page 71

46.	Please revise the first sentence to clarify that you are addressing all material U.S. federal income tax consequences rather than “certain” consequences.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 71 of the Revised Proxy Statement.

Litigation Relating to the Merger, page 73

47.	Please provide us with copies of the complaints related to the proposed transaction, including any amended or consolidated complaints.

We will mail to the Staff copies of the complaints related to the proposed transaction, including any amended or consolidated complaints on a supplementary basis.

The Special Meeting, page 75

Rights of Stockholders Who Object to the Merger, page 78

48.	Please revise to describe the statutory procedure required to be followed in order to demand appraisal rights. Refer to Item 3 of Schedule 14A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 78 of the Revised Proxy Statement.

Solicitation of Proxies, page 78

49.	We note that proxies may be solicited by personal interview, mail, e-mail, telephone, and facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone. See Rule 14a-6(b) and –(c).

We confirm that the Company will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone, in accordance with Rules 14a-6(b) and –(c).

Where You Can Find More Information, page 103

50.	We note that you incorporate by reference to your Forms 10-K and 10-Q, each of which include a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Please revise to state that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward- looking statements you make in connection with the going private transaction. Please also refrain from referring to such safe-harbor provisions in any future filings, press releases, or other communications relating to this going private transaction. For guidance, see Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 104 of the Revised Proxy Statement.

51.	Advise us of the authority upon which you rely to forward-incorporate by reference before the special meeting any filings not yet made by the company pursuant to Exchange Act Section 13(a), 13(c), 14 or 15(d) with respect to the Schedule 13E-3. Alternatively, please revise to indicate whether the Schedule 13E-3 will be amended to explicitly incorporate by reference any such filings following dissemination of the Schedule 13E-3.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 103 of the Revised Proxy Statement.

Exhibits

52.	Please revise Annex A to include a list briefly identifying the contents of the

Disclosure Letter. See Item 601(b)(2) of Regulation S-K.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages A-5 and A-55 of the Revised Proxy Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Jinqiao Investments Limited, Golden Bridge Holdings Limited, Golden Bridge Merger Sub, China Wealth Growth Fund I. L.P, Mr. Xianfu Zhu, Mr. Baoke Ben and Mr. Chaoyang Lu, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3694-3010.

Very truly yours,

/s/ Gregory D. Puff
Gregory D. Puff, Esq.

cc:	Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004
People’s Republic of China

David J. Roberts
O’Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor
No. 2 Jian Guo Men Wai Avenue
Beijing 100022 China

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of April 11, 2013 with respect to the Schedule 13E-3, File No. 005-81392 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A, File No. 001-33593, filed on March 15, 2013 by Zhongpin Inc. and the other filings persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to the Schedule 13E-3 and the Preliminary Proxy Statement on Schedule 14A filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Zhongpin Inc.

By: /s/ Feng Wang

Name: Feng Wang

Title: Chief Financial Officer

Jinqiao Investments Limited

By: /s/ Xianfu Zhu

Name: Xianfu Zhu

Title: Director

Golden Bridge Holdings Limited

By: /s/ Xianfu Zhu

Name: Xianfu Zhu

Title: Director

Golden Bridge Merger Sub

By: /s/ Xianfu Zhu

Name: Xianfu Zhu

Title: Director

Xianfu Zhu

By: /s/ Xianfu Zhu

Baoke Ben

By: /s/ Baoke Ben

Chaoyang Lu

By: /s/ Chaoyang Lu

China Wealth Growth Fun I. L.P.

By: ZT China Wealth Management Limited, as general partner

By: /s/ Dongfang Wang

Name: Dongfang Wang

Title: Director